Exhibit 99.1

TRILLION ENERGY INTERNATIONAL ANNOUNCES

ACCELERATION OF WARRANT EXPIRY DATE FOR 2021 WARRANTS

October 21, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company””) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces that it has elected to exercise its right under the terms of the warrant certificates governing the common share purchase warrants of the Company issued during March, 2021 (the “March 2021 Warrants”) to accelerate the term of the March 2021 Warrants.

Pursuant to the 2021 March Warrants, in the event the Company’s share price closes at a price of CAD$0.15 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange, the Company may accelerate the term of the March 2021 Warrants to a period of 30 days following notice by providing notice to the warrant holders in writing or by news release.

As of October 21, 2022, the closing price of the Company’s common shares has traded in excess of CAD$0.15 for at least 10 consecutive trading days. Accordingly, the expiry date of the 2021 is accelerated to November 21, 2022 (the “Accelerated Expiry Date”).

Any March 2021 Warrants that remain unexercised by 5:00 p.m. (Pacific Time) on the Accelerated Expiry Date will expire and be cancelled.

As of October 21, 2022, an aggregate of 12,025,997 of the March 2021 Warrants have yet to be exercised, of which 4,007,917 are exercisable at CAD$0.10 per share, 4,660,000 are exercisable at CAD$0.12 per share, 2,358,080 are exercisable at US$0.08 per share and 1,000,000 are exercisable at US$0.16 per share. Each March 2021 Warrants is exercisable to acquire one common share of the Company.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.